UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Report on Form 6-K and the first paragraph of the press release attached as Exhibit 99.1 to this Report on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-259318, 333-254982 and 333-276485), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 26, 2024 PainReform Ltd. (the “Company”) issued a press release entitled “PainReform Completes Enrollment in the Second Part of its Phase 3 Bunionectomy Trial for PRF-110”, announcing that the Company has successfully completed patient enrollment in its Phase 3 clinical trial for PRF-110, a novel analgesic drug candidate designed for the treatment of post-operative pain. In total, 428 patients have been enrolled at eight clinical sites across the U.S. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on June 24, 2024, Ilan Hadar, the Company’s Chief Executive Officer and Chief Financial Officer, ceased his service to the Company, effective September 24, 2024. The Board has appointed Dr. Ehud Geller, the current Executive Chairman of the Board, as the Company’s Interim Chief Executive Officer and Chief Financial Officer until a replacement is appointed.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 26, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2024	PAINREFORM LTD.

	By:	/s/ Dr. Ehud Geller
Dr. Ehud Geller Executive Chairman of the Board, Interim Chief Executive Officer and Chief Financial Officer